FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of immediate report filed by the Registrant with the Israeli Securities Authority on May 11, 2014

Tel Aviv, May 11, 2014 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announces that IDB Development Corporation Ltd ("IDB Development") and Discount Investment Corporation Ltd ("DIC") announced today that the closing of the creditors arrangement of IDB Holding Corporation Ltd that was approved by the court (Creditors' Arrangement") has commenced. In the said immediate reports of IDB Development and DIC, it was stated, amongst others, that further to the transfer of shares of IDB Development within the framework of the completion of the Creditors' Arrangement, Messrs Eduardo Elzstain and Mordechai Ben Moshe together hold, indirectly 53.3% of the issued and outstanding share capital of IDB Development, in equal parts between them and they are the controlling shareholders (indirectly) of IDB Development. As a result of the abovementioned, Messrs Eduardo Elzstain and Mordechai Ben Moshe are the controlling shareholders (indirectly) of Elron.

It is also noted, further to Item 3D of Elron's  Annual Report on Form 20F for 2013, regarding the Law for Increasing Competitiveness and Reducing Market Concentration, 2013 (the "Concentration Law"), that it was noted in DIC's immediate report of May 11, 2014 on the change of control of IDB Development, that due to the circumstances set forth above, DIC is considered a second tier company as defined in the Concentration Law, and also that according to the Concentration Law, as long as DIC is considered a second tier company, DIC is not permitted to control reporting companies except such reporting companies that were under its control as of the date of publication of the Concentration Law (11 December 2013) and DIC will be required to cease control of the same reporting companies by no later than the expiry of six years from the date of publication – namely until December 10, 2019 (which is different from DIC's obligation to cease control of the said companies upon the expiry of four years from the date of publication, namely – until December 10, 2017 which applied as long as DIC was a third tier company).

Elron is a reporting company which is controlled by DIC, as of the time of publication of the Concentration Law. In view of the abovementioned, Elron is considered as a third tier company (and not as a fourth tier Company).

This report is further to that stated in Elron's previous immediate reports regarding the Creditors' Arrangement, the last of which was on January 6, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  May 12, 2014